Exhibit 17.1

April 30, 2021

To: The Board of Directors of Credex Corporation

Gentlemen:

I hereby resign as a director and from all positions I may hold as an officer of Credex Corporation, a Florida corporation (the “Company”), effective as of the date set forth above.

My resignation is not the result of any disagreement with the Company or any matter relating to its operations, policies (including accounting or financial policies) or practices.

Sincerely,

/s/ Russel Heaton
Russel Heaton